UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Winery Operations Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2003 and 2002                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003 and 2002                    4

Notes to Financial Statements                                        5-9

Supplemental Schedule:

 Schedule of Assets (Held at End of Year), December 31, 2003         10

Signatures                                                           11

Consent of Independent Registered Public Accounting Firm             12

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the Plan), at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    May 25, 2004

                   Brown-Forman Winery Operations Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Investments, at fair value:
   Mutual funds                            $ 6,366,781          $ 5,656,840
   Money market portfolio                    1,858,165            1,293,676
   Common collective trust fund              2,202,776            3,025,385
   Brown-Forman Corporation
    Class B common stock                       379,839              243,186
   Loans to participants                       438,666              324,325
                                           -----------          -----------
                                            11,246,227           10,543,412

Profit sharing contribution receivable         365,974              377,028
Employers' contributions receivable             14,466               17,045
Employees' contributions receivable             48,095               50,779
                                           -----------          -----------
Net assets available for benefits          $11,674,762          $10,988,264
                                           ===========          ===========


The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Additions:
   Contributions:
      Profit sharing                       $   365,974          $   377,028
      Employer                                 183,121              202,157
      Employee                                 755,189              680,855
                                           -----------          -----------
                                             1,304,284            1,260,040

   Interest income                             126,167              168,251
   Dividend income                              94,373               96,895
   Net appreciation (depreciation)
    in fair value                            1,209,016           (1,496,689)
   Net transfer from Sonoma-Cutrer ESOP      2,422,246                --
                                           -----------          -----------
      Total additions                        5,156,086               28,497
                                           -----------          -----------

Deductions:
   Withdrawals by participants                 672,300            1,119,433
   Administrative expenses                       3,407                5,384
   Net transfers to other plans              3,793,881               38,283
                                           -----------          -----------
      Total deductions                       4,469,588            1,163,100

Net increase (decrease)                        686,498           (1,134,603)

Net assets available for benefits:
   Beginning of year                        10,988,264           12,122,867
                                           -----------          -----------

   End of year                             $11,674,762          $10,988,264
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Winery Operations Savings Plan
       (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and all eligible employees of Sonoma-Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 50% of their annual compensation and highly compensated employees may contribute between 1% and 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2003 calendar year, currently $12,000. New employees may transfer assets from their former employers' qualified plans to the Plan.

          The Companies' matching contribution is equal to 50% of the participant's elective contribution up to 5% of the participant's annual compensation. The Companies may also make a profit sharing contribution to the Plan, as determined by the Companies.

          Each participant's account is credited with the participant's contribution on a monthly basis and an allocation of (i) the Companies' matching contribution on a monthly basis, (ii) plan earnings on a daily basis, and (iii) the Companies' profit sharing contribution and forfeited balances of terminated participants' nonvested accounts on an annual basis. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year.

          Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 may contribute an additional catch-up contribution, subject to the limitations of the Internal Revenue Code
          (IRC) and the Plan. Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in an amount from 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

          Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies' contribution and allocated to eligible participants as defined by the plan agreement. The forfeited balances totaled $7,881 and $15,294 for 2003 and 2002, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

       d. Reclassifications: Certain financial statement amounts have been reclassified in the prior year to conform with current year presentations. These reclassifications had no effect on total net assets available for benefits or the increase (decrease) in net assets available for benefits.


 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2003                              2002
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          Janus Worldwide Fund                   11,424     $   451,708            14,008     $   450,064
          PIMCO Total Return Fund                65,234         698,660            72,792         776,693
          Fidelity Magellan Fund                 11,705       1,144,011            17,760       1,402,310
          Fidelity Equity-Income Fund            45,142       2,245,791            47,627       1,889,358
          Fidelity Growth Company                20,162       1,009,513            16,551         586,245
          Fidelity Retirement
           Money Market Portfolio             1,858,165       1,858,165         1,293,676       1,293,676
          Managed Income Portfolio            2,202,776       2,202,776         3,025,385       3,025,385
          Brown-Forman Corporation Class B
           Common Stock Fund                     24,810         379,839            22,559         243,186
          Other investments                      45,327       1,255,764            35,491         876,495
                                                             ----------                        ----------
                                                            $11,246,227                       $10,543,412
                                                             ==========                        ==========

       During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                            2003                2002
                                         ----------          ----------
       Mutual funds                     $ 1,102,523         $(1,524,589)
       Brown-Forman Corporation
        Class B common stock                106,493              27,900
                                         ----------          ----------
                                        $ 1,209,016         $(1,496,689)
                                         ==========          ==========


4.     Tax Status:

       The Internal Revenue Service has determined, and informed the Companies by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


 5.    Plan Termination:

       Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain administrative costs incurred by the Plan are paid by the Sponsor. Effective January 1, 2002, general administration expenses of the third-party recordkeeper and the administration fee for processing loans are allocated to the participants' accounts. Administrative expenses of $3,407 and $5,384 in 2003 and 2002, respectively, were allocated to participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by the third party recordkeeper.

 7.    Risks and Uncertainties:

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                   Brown-Forman Winery Operations Savings Plan
                            Plan #020 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   100,403
Janus Enterprise Fund           Mutual fund, variable rate and maturity          91,208
Janus Worldwide Fund            Mutual fund, variable rate and maturity         451,708
PIMCO Total Return Fund         Mutual fund, variable rate and maturity         698,660
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       1,144,011
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity       2,245,791
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity       1,009,513
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         548,661
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                 1,858,165
Managed Income Portfolio*       Common collective trust fund, variable
                                 rate and maturity                            2,202,776
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity          76,826
Brown-Forman Corporation*       Class B common stock fund                       379,839
Participant loans*              Loans, 5.50% rate, variable maturity            438,666
                                                                            -----------
                                                                            $11,246,227
                                                                            ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:



/s/ James S. Welch, Jr.
James S. Welch, Jr.
Member, Employee Benefits Committee
(Plan Administrator)

Vice Chairman, Strategy and Human Resources
Brown-Forman Corporation


June 25, 2004

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 25, 2004 relating to the financial statements and supplemental schedule of the Brown-Forman Winery Operations Savings Plan as of and for the years ended December 31, 2003 and 2002 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2004
                                       12